

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Robert Bertram
Chief Legal Officer
CAVA GROUP, INC.
14 Ridge Square NW, Suite 500
Washington, D.C. 20016

Re: CAVA GROUP, INC.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 17, 2023
CIK No. 0001639438

Dear Robert Bertram:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Summary, page 1

1.   We note your response to comments 2, 4 and 7 and reissue our comments in part. In this section and your Business section, to give investors context to understand your organic growth and historical results, where you present financial results for your CAVA segment, please revise to also include comparable figures for your consolidated financial results. Your consolidated financial results as presented in the included financial statements should be given equal presentation, weight, prominence and should be disclosed first or along side any segment results.

CAVA: Defining A Category, page 1

2.   We note your response to comment 5 and reissue. Please refer to your CAVA CAGR chart. Please revise to balance your CAVA CAGR presentation with your audited revenue and net income or losses for the same periods.

      You may contact James Giugliano at 202-551-3319 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kenneth B. Wallach